EXHIBIT (e)(2)

Excerpts from the Company’s Form 10-KT/A filed on April 30, 2015.

Policy Regarding Related Person Transactions

The Governance, Compensation and Nominating Committee (the “Committee”) reviews each related person transaction (as defined below) and determines whether it will approve or ratify that transaction based on whether the transaction is in the best interests of the Company and its shareholders. Any Board member who has any interest (actual or perceived) will not be involved in the consideration.

A “related person transaction” is any transaction, arrangement or relationship in which we are a participant, the related person (defined below) had, has or will have a direct or indirect material interest and the aggregate amount involved is expected to exceed $120,000 in any calendar year. “Related person” includes (a) any person who is or was (at any time during the last fiscal year) an officer, director or nominee for election as a director; (b) any person or group who is a beneficial owner of more than 5% of our voting securities; (c) any immediate family member of a person described in provisions (a) or (b) of this sentence; or (d) any entity in which any of the foregoing persons is employed, is a partner or has a greater than 5% beneficial ownership interest.

In determining whether a related person transaction will be approved or ratified, the Committee may consider factors such as (a) the extent of the related person’s interest in the transaction; (b) the availability of other sources of comparable products or services; (c) whether the terms are competitive with terms generally available in similar transactions with persons that are not related persons; (d) the benefit to us; and (e) the aggregate value of the transaction.

Related Person Transactions

Investments in The Lion Fund

Since the year 2000, Mr. Biglari has served as Chairman of Biglari Capital, general partner of The Lion Fund. Biglari Capital, in its capacity as general partner, receives an annual incentive reallocation equal to 25% of the net profits allocated to the limited partners of The Lion Fund in excess of their applicable hurdle rate (6% for Biglari Holdings and its subsidiaries pursuant to the Shared Services Agreement (as described below) and 5% for other limited partners) over the previous high-water mark. Biglari Capital does not receive any fees based on assets under management; its fees are predicated solely on investment gains.

During fiscal 2014 and 2013, the Company contributed cash and securities it owned with an aggregate value of $174,418,240 and $377,635,972, respectively, in exchange for limited partner interests in The Lion Fund. As of December 31, 2014, the Company’s investments in The Lion Fund had a fair value of $776,899,140. For the years ended December 31, 2014 and 2013, the Company earned $166,168,007 and $74,526,170 on its investment in The Lion Fund, respectively. An incentive reallocation to Biglari Capital is determined as of December 31 of each year. For the years ended December 31, 2014 and 2013, the incentive reallocation from Biglari Holdings and its subsidiaries was $34,405,750 and $14,701,852.

The Committee believes that The Lion Fund’s fee structure demands greater performance for the incentive reallocation to be earned instead of the traditional “2 and 20” hedge fund model in which many of the hedge fund managers charge a flat fee equal to 2% of assets under management plus 20% of any profits (without having to exceed a hurdle rate). Thus, the Committee believes that the incentive reallocation under the terms of The Lion Fund’s partnership agreements is consistent with the Company’s pay-for-performance culture and philosophy.

Exhibit (e)(2)-1

For comparison purposes, if Biglari Capital were paid fees based on the typical “2 and 20” model for hedge fund managers, it would have received a management fee of $4,488,508 plus a performance fee of $14,007,532, for a total of $18,496,040 in 2013 and a management fee of $12,015,137 plus a performance fee of $29,368,255, for a total of $41,383,392 in 2014.

Comparison of Fees	Typical “2 and 20” Hedge Fund	The Lion Fund
December 31, 2013	$18,496,040	$14,701,852
December 31, 2014	$41,383,392	$34,405,750

In order to gauge the competitiveness and the appropriateness of the incentive reallocation to Biglari Capital, Farient conducted a review of incentive arrangements at other diversified financial institutions and companies with similar investment businesses. Because the purpose of this group was to benchmark incentive fee design but not to compare management or performance fee amounts, Farient evaluated companies with total assets under $50 billion to yield an appropriate representative sample. The following 13 companies were selected based on an evaluation of business model:

Calamos Asset Management, Inc.	Greenlight Capital Re, Ltd.	Silvercrest Asset Management Group LLC

The Carlyle Group L.P.	Lazard Ltd	Steel Partners Holdings L.P.

Cohen & Steers, Inc.	Oaktree Capital Group, LLC	Third Point Reinsurance Ltd.

Evercore Partners Inc.	Och-Ziff Capital Management Group LLC	Virtus Investment Partners, Inc.

Fortress Investment Group LLC

The majority of this peer group employs a fee-based structure, with fees earned premised on assets under management and/or investment gains. The competitive analysis of these fee arrangements showed that, unlike Biglari Capital, most of these companies compensated those responsible for capital allocation and investment decisions using both a management fee based on assets under management and a performance fee dependent on investment gains. Furthermore, few peer companies required investment performance to exceed a specified hurdle rate to trigger payment of an incentive fee, and even fewer specified a hurdle rate in concert with achievement of a high water mark. Therefore, the Company believes that this competitive analysis demonstrates that Biglari Capital’s fee structure, whereby it does not charge a management fee and receives only an incentive reallocation from Biglari Holdings if its investment performance exceeds the previous high-water mark plus a 6% hurdle rate, represents industry best practices.

Shared Services Agreement

Biglari Holdings and Biglari Capital have a Shared Services Agreement in which Biglari Holdings provides certain services to Biglari Capital, including use of space at the Company’s corporate headquarters in San Antonio, in exchange for a 6% hurdle rate for Biglari Holdings and its subsidiaries (as compared to a 5% hurdle rate for all other limited partners) in order to determine the incentive reallocation to Biglari Capital, as general partner of The Lion Fund, under their respective partnership agreements. The incentive reallocation to Biglari Capital is equal to 25% of the net profits allocated to the limited partners in excess of their applicable hurdle rate over the previous high-water mark. The Shared Services Agreement runs for an initial five-year term, and automatically renews for successive five-year periods, unless terminated by either party effective at the end of the initial or renewed term, as applicable. The term of the Shared Services Agreement coincides with the lock-up period for the Company’s investments in The Lion Fund under their respective partnership agreements. During the 2014 transition period and fiscal 2014, the Company provided services for Biglari Capital under the Shared Services Agreement having an aggregate cost of $43,954 and $1,589,861, respectively.

Exhibit (e)(2)-2

License Agreement

On January 11, 2013, the Company entered into a Trademark License Agreement (the “License Agreement”) with Mr. Biglari. The License Agreement was unanimously approved by the Committee. In addition, the license under the License Agreement is provided on a royalty-free basis in the absence of specified extraordinary events described below. Accordingly, the Company and its subsidiaries have paid no royalties to Mr. Biglari under the License Agreement since its inception.

Under the License Agreement, Mr. Biglari granted to the Company an exclusive license to use the Biglari and Biglari Holdings names (the “Licensed Marks”) in association with various products and services (collectively the “Products and Services”). Upon (a) the expiration of twenty years from the date of the License Agreement (subject to extension as provided in the License Agreement), (b) Mr. Biglari’s death, (c) the termination of Mr. Biglari’s employment by the Company for Cause (as defined in the License Agreement), or (d) Mr. Biglari’s resignation from his employment with the Company absent an Involuntary Termination Event (as defined in the License Agreement), the Licensed Marks for the Products and Services will transfer from Mr. Biglari to the Company, without any compensation, if the Company is continuing to use the Licensed Marks in the ordinary course of its business. Otherwise, the rights will revert to Mr. Biglari.

If (i) a Change of Control (as defined in the License Agreement) of the Company; (ii) the termination of Mr. Biglari’s employment by the Company without Cause; or (iii) Mr. Biglari’s resignation from his employment with the Company due to an Involuntary Termination Event (each, a “Triggering Event”) were to occur, Mr. Biglari would be entitled to receive a 2.5% royalty on “Revenues” with respect to the “Royalty Period.” The royalty payment to Mr. Biglari would not apply to all revenues received by Biglari Holdings and its subsidiaries nor would it apply retrospectively (i.e., to revenues received with respect to the period prior to the Triggering Event). The royalty would apply to revenues recorded by the Company on an accrual basis under GAAP, solely with respect to the defined period of time after the Triggering Event equal to the Royalty Period, from a covered Product, Service or business that (1) has used the Biglari Holdings or Biglari name at any time during the term of the License Agreement, whether prior to or after a Triggering Event, or (2) the Company has specifically identified, prior to a Triggering Event, will use the name Biglari or Biglari Holdings.

For purposes of the License Agreement, a “change of control” includes the consummation of a merger of the Company in which the Company’s shareholders do not own, directly or indirectly, at least 50% of the voting power of the surviving entity, a sale of all or substantially all of the Company’s assets, the replacement of a majority of the Board over a two-year period with directors who have not been approved by the Board, or a transaction as a result of which any person, other than Mr. Biglari or his affiliates, becomes the beneficial owner of at least 50% of the voting power of the Company’s securities.

“Revenues” means all revenues received, on an accrual basis under GAAP, by the Company, its subsidiaries and affiliates from the following: (1) all Products and Services covered by the License Agreement bearing or associated with the names Biglari and Biglari Holdings at any time (whether prior to or after a Triggering Event). This category would include, without limitation, the use of Biglari or Biglari Holdings in the public name of a business providing any covered Product or Service; and (2) all covered Products, Services and businesses that the Company has specifically identified, prior to a Triggering Event, will bear, use or be associated with the name Biglari or Biglari Holdings.

The Committee unanimously approved the association of the Biglari name and mark with all of Steak n Shake’s restaurants (including Company operated and franchised locations), products and brands. On May 14, 2013, the Company, Steak n Shake, LLC and Steak n Shake Enterprises, Inc. entered into a Trademark Sublicense Agreement in connection therewith. Accordingly, revenues received by the Company, its subsidiaries and affiliates from Steak n Shake’s restaurants, products and brands would come within the definition of Revenues for purposes of the License Agreement.

Exhibit (e)(2)-3

The “Royalty Period” is a defined period of time, after the Triggering Event, calculated as follows: (i) if, following three months after a Triggering Event, the Company or any of its subsidiaries or affiliates continues to use the Biglari or Biglari Holdings name in connection with any covered product or service, or continues to use Biglari as part of its corporate or public company name, then the “Royalty Period” will equal (a) the period of time during which the Company or any of its subsidiaries or affiliates continues any such use, plus (b) a period of time after the Company, its subsidiaries and affiliates have ceased all uses of the names Biglari and Biglari Holdings equal to the length of the term of the License Agreement prior to the Triggering Event, plus three years. As an example, if a Triggering Event occurs five years after the date of the License Agreement, and the Company ceases all uses of the Biglari and Biglari Holdings names two years after the Triggering Event, the Royalty Period will equal a total of ten years (the sum of two years after the Triggering Event during which the Biglari and Biglari Holdings names are being used, plus a period of time equal to the five years prior to the Triggering Event, plus three years); or (ii) if the Company, its subsidiaries and affiliates cease all uses of the Biglari and Biglari Holdings names within three months after a Triggering Event, then the “Royalty Period” will equal the length of the term of the License Agreement prior to the Triggering Event, plus three years. As an example, if a Triggering Event occurs five years after the date of the License Agreement, and the Company ceases all uses of the Biglari and Biglari Holdings names two months after the Triggering Event, the Royalty Period will equal a total of eight years (the sum of the period of time equal to the five years prior to the Triggering Event, plus three years). Notwithstanding the above methods of determining the Royalty Period, the minimum Royalty Period is five years after a Triggering Event.

Director Independence

The Governance, Compensation and Nominating Committee of the Board has concluded that all of the directors, other than Mr. Biglari and Dr. Cooley, are independent in accordance with the director independence requirements of the New York Stock Exchange and has determined none of them has any material relationship with the Company which would impair his or her independence from management or otherwise compromise his or her ability to act as an independent director. The Board has made these determinations after considering the following:

1.	None of the independent directors is our officer or employee or an officer or employee of our subsidiaries or affiliates, nor has been such an officer or employee within the prior three years; further, no immediate family member of the independent directors is, or has been in the past three years, an executive officer of the Company.

2.	None of the independent directors has received, nor has an immediate family member of such directors received, during any twelve month period in the last three years, more than $120,000 in direct compensation from us, other than director and committee fees and pension or other forms of deferred compensation for prior service.

3.	None of the independent directors or any member of their immediate family is or within the past five years has been affiliated with Deloitte & Touche LLP.

4.	None of the independent directors or any member of their immediate families have within the last three years been employed as an executive officer of another company on whose compensation committee one of our present executive officers served.

5.	None of the independent directors is a current employee or has an immediate family member who is a current executive officer of a company that in any of the last three fiscal years has done business with us in an amount in excess of $1 million or 2% of such other company’s consolidated gross revenues.

6.	None of the independent directors serves as a director, trustee, executive officer or similar position of a charitable or non-profit organization to which, in any of the last three fiscal years, we or our subsidiaries made charitable contributions or payments in any single fiscal year in excess of $1 million or 2% of the organization’s consolidated gross revenues.

Exhibit (e)(2)-4